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                                               Filed Pursuant to Rule 424(c)(2)
                                                          File Number 333-69620
                        SUPPLEMENT DATED MAY 6, 2004 TO

                      PROSPECTUS DATED APRIL 30, 2004 FOR

                     MODIFIED GUARANTEED ANNUITY CONTRACT

                                   ISSUED BY

                     GE LIFE AND ANNUITY ASSURANCE COMPANY

This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.

The "Legal Proceedings" provision of your prospectus is replaced with the following:

We, like other insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Except for the McBride case and the Allen/Maynard cases described below, the ultimate outcome of which, and any effect on us, cannot be determined at this time, management believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on our condensed, consolidated financial statements.

We were named as a defendant in a lawsuit, McBride v. Life Insurance Co. of Virginia dba GE Life and Annuity Assurance Co., related to the sale of universal life insurance policies. The complaint was filed on November 1, 2000 as a class action on behalf of all persons who purchased certain of our universal life insurance policies and alleges improper practices in connection with the sale and administration of universal life policies. The plaintiffs sought unspecified compensatory and punitive damages. On December 1, 2000, we removed the case to the U.S. District Court for the Middle District of Georgia. No class has been certified. We have vigorously denied liability with respect to the plaintiff's allegations. Nevertheless, to avoid the risks and costs associated with protracted litigation and to resolve our differences with policy owners, we agreed in principle on October 8, 2003, to settle the case on a nationwide class action basis. The settlement provides benefits to the class, and allows us to continue to serve our customers' needs undistracted by disruptions caused by litigation. The settlement documents have not been finalized, nor has any proposed settlement been submitted to the proposed class or for court approval, and a final settlement is not certain. In the third quarter of 2003, we accrued $50 million in reserves relating to this litigation, which represents our best estimate of bringing this matter to conclusion. The precise amount of payments in this matter cannot be estimated because they are dependent upon court approval of the class and related settlement, the number of individuals who ultimately will seek relief in the claim form process of any approved class settlement, the identity of such claimants and whether they are entitled to relief under the settlement terms and the nature of the relief to which they are entitled.

In addition, we were named as a defendant in three lawsuits brought by individuals claiming that William Maynard, one of our former dedicated sales specialists, and Anthony Allen, one of our former independent producers, converted customer monies and engaged in various fraudulent acts. All three

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cases, Monger v. Allen, Maynard, and GE Life and Annuity Assurance Company
(filed October 24,2003), Warfel v. Allen, Maynard, adventure Publishing, and GE Life and Annuity Assurance Company (filed February 6, 2004), and Hanrick v. Allen, Maynard and GE Life and Annuity Assurance Company (filed March 10,
2004), are in their preliminary stages and are pending the state court of Cumberland County, North Carolina. The suits allege that the Company failed to properly supervise Allen and Maynard and that the Company is responsible for Allen and Maynard's conduct. Specifically, Monger alleges conversion, negligence, fraudulent misrepresentation, constructive fraud, unfair and deceptive trade practices, violations of the 1940 Act and negligent supervision. Warfel alleges breach of contract, conversion, breach of fiduciary duty, fraud, constructive fraud, negligent misrepresentation, negligent supervision and unfair and deceptive trade practices. Hanrick alleges conversion, negligence, fraudulent misrepresentation, constructive fraud, unfair and deceptive trade practices, and negligent supervision. Each plaintiff seeks actual or specified damages, treble damages and punitive damages of an unspecified amount.

In October 2003, Allen and Maynard were arrested and charged with conversion by the Cumberland County, North Carolina authorities for allegedly failing to remit $30,000 in premium they received from a client to the Company. Allen has also been indicted by the Cumberland County, North Carolina authorities for converting the funds of numerous other individuals. The ultimate outcome, and any effect on us, of these suits, and any related or similar future suits or claims arising with respect to other similarly situated individuals cannot be determined at this time.

Capital Brokerage Corporation, the principal underwriter, is not engaged in any litigation of any material nature.